FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending February 2016

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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GlaxoSmithKline plc

 Notification of Transactions of Directors, Persons Discharging
Managerial Responsibilities or Connected Persons

The Administrators of the GlaxoSmithKline 2009 Performance Share Plan (the 'Plan') notified GlaxoSmithKline plc ('GSK') on 28 January 2016 that the under-mentioned Directors, Persons Discharging Managerial Responsibilities ('PDMR') and Connected Persons acquired notional Ordinary Shares at a price of 1380.50 pence per Ordinary Share and American Depositary Shares ('ADSs') at a price of $40.28 per ADS, following the notional re-investment of the dividend paid to shareholders on 14 January 2016.

Director/PDMR	Ordinary Shares	ADSs
Sir Andrew Witty	19,386.598
Dr M M Slaoui		5,593.782
Mr S Dingemans	8,420.745
Mr R G Connor	3,776.009
Mr N Hirons	605.055	205.414
Mr S A Hussain	7,915.467
Mr D S Redfern	2,871.479
Ms C Thomas	3,990.411
Mr P C Thomson	2,037.648
Mr D E Troy		3,479.925
Dr P J T Vallance	8,497.018
Ms E Walmsley	5,746.265
Mrs V A Whyte	535.716

Connected Person	Ordinary Shares	ADSs
Dr K Slaoui (Connected Person to Dr M M Slaoui)		90.488
Mrs K Thomson (Connected Person to Mr P C Thomson)	50.565

The notional dividends accrued will be paid out in proportion to the percentage of participants' Plan holdings that vest following the end of the relevant measurement period.

This notification relates to transactions notified in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a) and (c).

V A Whyte
Company Secretary

1 February 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: February 01, 2016

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc